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                              December 7, 2020

       Doug Bayerd
       Chief Financial Officer
       Marlin Technology Corp.
       338 Pier Avenue
       Hermosa Beach, CA 90254

                                                        Re: Marlin Technology
Corp.
                                                            Form S-1 filed
November 24, 2020
                                                            File No. 333-250935

       Dear Mr. Bayerd:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed November 24, 2020

       General

   1. Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required
by Item 105(b) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Doug Bayerd
Marlin Technology Corp.
December 7, 2020
Page 2

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameDoug Bayerd                           Sincerely,
Comapany NameMarlin Technology Corp.
                                                        Division of Corporation
Finance
December 7, 2020 Page 2                                 Office of Real Estate &
Construction
FirstName LastName